Distributions to Shareholders

Each Fund may periodically make reclassifications among certain of its capital accounts as a result of the timing and characterization of certain income and capital gains distributions determined in accordance with federal tax regulations, which may differ from accounting principles generally accepted in the United States of America. These reclassifications are due to differing treatment for items such as deferral of wash sales, net operating losses and post-
October capital losses.

Accordingly, at June 30, 2003, reclassifications (in thousands) were recorded to increase (decrease) capital by ($74) and increase
(decrease) net investment
income by $74 for the UMB Scout Technology Fund.